Exhibit 99.1

Canadian Solar’s Subsidiary CSI Solar Submits Application Documents for Initial Public Offering on China’s STAR Market

GUELPH, Ontario, June 28, 2021 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), today announced that its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) has submitted the application documents for its potential initial public offering (“IPO”) and listing on the Science and Technology Innovation Board (the “STAR” Market) of the Shanghai Stock Exchange. The documents have been received by the Shanghai Stock Exchange.

In July 2020, Canadian Solar announced its plan to publicly list the shares of its CSI Solar subsidiary, formerly mainly the Module and System Solutions and the China Energy business, on China’s stock market. The Company has chosen the STAR Market for the listing as it is intended to support technology and innovative companies in China.

According to CSI Solar’s relevant initial public offering documents, it plans to issue up to 541,058,824 shares, excluding shares issuable upon the exercise of an over-allotment option, which will account for no less than 15% of its total share capital after the IPO. Currently, Canadian Solar owns approximately 80% of CSI Solar’s shares, which includes approximately 5% of shares issued under CSI Solar’s employee stock ownership plan (“ESOP”) that will become effective immediately upon the completion of the IPO. Immediately following the IPO and by giving effect to the ownership transfer of the ESOP shares and the dilution effect from the shares newly issued for the IPO, Canadian Solar expects to hold approximately 64% of CSI Solar’s shares.

The proceeds of the offering, which are subject to the actual size and pricing of the offering, will be used to strengthen CSI Solar and the Company’s market leadership position by investing in capacity expansion across the solar value chain, research and development, and additional working capital for CSI Solar.

The completion of the proposed CSI Solar IPO is subject to the review process by the Shanghai Stock Exchange and the registration process by the China Securities Regulatory Commission. CSI Solar’s IPO prospectus can be publicly accessed on the Shanghai Stock Exchange’s website, available on http://kcb.sse.com.cn/.

Whether the Company can successfully complete the listing of CSI Solar’s shares, the related timeline, actual size and pricing of the offering depend on various factors, including but not limited to, capital market conditions in China and globally, the regulatory environment for the listed securities, the Company’s financial performance and ability to fulfill the listing requirements in China.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 55 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the solar project development business in 2010, Canadian Solar has developed, built and connected over 5.7 GWp in over 20 countries across the world. Currently, the Company has around 500 MWp of projects in operation, nearly 6 GWp of projects under construction or in backlog (late-stage), and an additional 15 GWp of projects in pipeline (mid- to early- stage). Additionally, Canadian Solar has 1.2 GWh of battery storage projects under construction, and nearly 17 GWh of battery storage projects in backlog or pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the CSI Solar subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Contacts

Isabel Zhang	David Pasquale
Investor Relations	Global IR Partners
Canadian Solar Inc.	csiq@globalirpartners.com
investor@canadiansolar.com	Tel: +1-914-337-8801